

September 6, 2022

Joshua Davidson
Partner
Baker Botts L.L.P.
910 Louisiana Street
Houston, TX 77002

> **Re: Shell Midstream Partners, L.P.**
> **Schedule 13E-3 filed by Shell Midstream Partners, L.P., Shell Midstream Partners GP LLC, Semisonic Enterprises LLC, and**
> **Shell Midstream LP Holdings LLC, and Shell USA, Inc.**
> **Filed August 17, 2022**
> **File No. 005-88401**
>
> **Preliminary Information Statement filed August 17, 2022**
> **File No. 001-36710**

Dear Mr. Davidson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement

Reasons for Approval of the Merger Agreement, page 25

1. We note that the GP Board based its fairness determination in part on the recommendation of the Conflicts Committee. We also note that the Conflicts Committee considered the Intrepid opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Thus, please revise to state, if true, that the GP Board adopted the Conflicts Committee analyses and conclusion as its

own and, similarly, that the Conflicts Committee adopted Intrepid's analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Unaudited Financial Projections of the Partnership, page 33

2.   Please revise to include the full projections instead of a summary.

Opinion of Financial Advisor to the Conflicts Committee, page 36

3.   Please revise this section to disclose the data underlying the results described in the sections for the Public Company Peer Group Trading and the Precedent Transactions analyses and to **show how** that information resulted in the multiples/values disclosed.

Incorporation of Certain Documents by Reference, page 82

4.   Note that neither Schedule 13E-3 nor Schedule 14C specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Annex B, page B-1

5.   The Intrepid opinion states that it "shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us be made disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except in accordance with our engagement letter with the Committee." Revise to affirmatively state that such engagement letter includes a consent for use of the opinion in connection with the transaction filings.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Daniel Duchovny at (202) 551-3619.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Mergers & Acquisitions